UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                  DESIGNS INC
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   25057L10
                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (717) 822-6277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                              NOVEMBER 17, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of  pages
Index to Exhibits on Page

                                  SCHEDULE 13D

CUSIP No. 25057L10                                    Page 2 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        SEE ITEM 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           -0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -  SEE ITEM 5

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                 SCHEDULE 13D

CUSIP No. 25057L10                                    Page 3 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Evelyn Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        SEE ITEM 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -  SEE ITEM 5

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 25057L10                                    Page 4 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        "Jewelcor Management, Inc."
        Federal Identification No.  23-2331228

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Nevada

               7     SOLE VOTING POWER
                       1,041,700
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                   1,041,700
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,041,700

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%

14      TYPE OF REPORTING PERSON*

        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 25057L10                                    Page 5 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.H. Holdings, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Delaware

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -  SEE ITEM 5

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                 SCHEDULE 13D

CUSIP No. 25057L10                                    Page 6  of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jewelcor Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Pennsylvania

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -  SEE ITEM 5

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

Item 1. Security and Issuer.

     This Statement on Schedule 13D ("Schedule 13D") relates to the common stock (the "Common Stock") of Designs, Inc. ("Designs"). The principal executive offices of Designs are located at 66 B Street, Needham, Massachusetts 02194.


Item 2. Identity and Background.

      This Statement is being filed on behalf of Jewelcor Management, Inc., a Nevada Corporation ("JMI"), Jewelcor, Inc., a Pennsylvania Corporation, S.H. Holdings, Inc., a Delaware Corporation, Seymour Holtzman and Evelyn Holtzman (collectively, the "Reporting Persons"). JMI is a wholly owned subsidiary of Jewelcor Inc., which is a wholly owned subsidiary of S.H. Holdings, Inc. (each, a "Company" and collectively, the "Companies"). Seymour Holtzman and Evelyn Holtzman, his wife, own, as tenants by the entirety, a controlling interest of S.H. Holdings, Inc.

     The principal executive offices of the Companies are located at 100 North Wilkes-Barre Boulevard, Wilkes-Barre, Pa 18702. The principal business of JMI is investment and management services. The principal business of Jewelcor, Inc. is the rental of commercial real estate. S.H. Holdings, Inc. is a holding company.

     Mr. Holtzman is the President and Chairman of the Board of Directors of each of the Companies. James Verano is the Vice President, the Treasurer and a Director of each of the Companies. Maria Sciandra is the Secretary and a Director of each of the Companies.

     During the five years immediately prior to the date hereof, neither the Reporting Persons nor, to their best knowledge, any of the other persons or entities whose names are set forth above, (i) have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii)have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Holtzman, Mrs. Holtzman and each of the other persons set forth above are citizens of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

     On October 26, 1998, JMI purchased 50,000 shares of Designs at a total cost (including fees) of $36,765.00 from funds borrowed by JMI against its margin account with Bear Stearns Securities.

     On November 9, 1998, JMI purchased 225,000 shares of Designs at a total cost (including fees) of $164,265.00 from funds borrowed by JMI against its margin account with Bear Stearns Securities.

     On November 10, 1998, JMI purchased 166,700 shares of Designs at a total cost (including fees) of $105,036.00 from funds borrowed by JMI against its margin account with Bear Stearns Securities.

     On November 17, 1998, JMI purchased 600,000 shares of Designs at a total cost (including fees) of $330,015.00 from funds borrowed by JMI against its margin account with Bear Stearns Securities.


Item 4. Purpose of Transaction

     The Reporting Persons have, at this time, acquired their shares of common stock (the "Common Stock") of Designs, Inc. (the "Company")for the purposes of investment.

     The Reporting Persons are,however, increasingly concerned with the operation of the Company as a whole, including (i) the declining market prices of the Company's Common Stock, (ii) the 21% decrease in comparable store sales for the nine month year to date period ended October 31, 1998 and (iii) the Company's reported net loss of approximately $44,000,000 from February 1, 1997 to October 31, 1998. Accordingly, the Reporting Persons have been considering what alternatives are available to the Company to enhance shareholder value.

     In order to reach such a determination, the Reporting Persons may decide to contact the Company, third parties and/or other shareholders regarding possible alternatives for enhancing shareholder value. The Reporting Persons intend to explore whether the value of the Company's equity might best be enhanced through, among other things, a sale or merger of the Company and/or a change in, or the representation on, the Company's Board of Directors or management.

     The Reporting Persons are evaluating, and expect to continue to evaluate, its respective perceptions of the investment potential of the Common Stock and, depending on various factors including the results of such evaluation, the Company's business prospects and financial position, other developments concerning the Company, the price level of the Common Stock, available opportunities to acquire or dispose of the Common Stock or realize trading profits, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and developments relating to its respective businesses, the Reporting Persons may in the future take such actions with respect to such holdings in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Common Stock now owned or hereafter acquired.

     The possible activities of the Reporting Persons are subject to change at any time. The matters set forth above could have the effect or relate to matters described in Paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     As of November 17, 1998, JMI beneficially owns an aggregate of 1,041,700 shares of Common Stock. Based upon Designs' Form 10-Q filed September 15, 1998, which reports the number of outstanding shares of the Company to be 15,864,000, JMI beneficially owns approximately 6.6% of said outstanding shares.

     By virtue of Mr. and Mrs. Holtzman's ownership interest in S.H. Holdings, Inc. and the relationships among S.H. Holdings, Inc., Jewelcor, Inc. and JMI, each of the Reporting Persons may be deemed to be the beneficial owners of the securities held by JMI.

     The responses of the Reporting Persons to Items (7) through (11) of the cover pages to this Schedule 13D relating to the beneficial ownership of shares of Common Stock of the Issuer are incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.


Item 7. Material to be Filed as Exhibits.

        1. An Agreement relating to the filing of a joint statement as required under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

        2. A listing of the shares of Common Stock that were acquired by the Reporting Person in the sixty days prior to November 27, 1998 is filed herewith as Exhibit B.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   November 27, 1998


                            /s/ Seymour Holtzman
                                Seymour Holtzman

                            /s/ Evelyn Holtzman
                                Evelyn Holtzman

                           JEWELCOR MANAGEMENT, INC.

                           By: /s/ Seymour Holtzman
                           Name:   Seymour Holtzman
                           Title:  President

                           JEWELCOR INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                           S.H. HOLDINGS, INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                                                            EXHIBIT A
                        JOINT FILING AGREEMENT


              The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Designs Inc., dated November 27, 1998, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13D-1(K) under the Securities Exchange Act of 1934, as amended.

Dated as of:  November 27, 1998

                             /s/ Seymour Holtzman
                                  Seymour Holtzman

                             /s/ Evelyn Holtzman
                                  Evelyn Holtzman

                            JEWELCOR MANAGEMENT, INC.

                            By: /s/ Seymour Holtzman
                            Name:   Seymour Holtzman
                            Title:  President

                            JEWELCOR INC.

                            By: /s/ Seymour Holtzman
                            Name:   Seymour Holtzman
                            Title:  President

                            S.H. HOLDINGS, INC.

                            By: /s/ Seymour Holtzman
                            Name:   Seymour Holtzman
                            Title:  President

                                                            Exhibit B

                            LIST OF TRANSACTIONS

                                                               TOTAL COST/
                    PURCHASED/SOLD         NUMBER OF SHARES    <NET PROCEEDS>
DATE PURCHASED      THROUGH                PURCHASED/<SOLD>    INCLUDING FEES
--------------      ---------              ----------------    ---------------
                   JEWELECOR MGT. INC.
10/26/98                                         50,000           36,765.00
11/09/98                                        225,000          164,265.00
11/10/98                                        166,700          105,036.00
11/17/98                                        600,000          330,015.00
                                                 ------         ------------
                                TOTAL SHARES:  1,041,700


